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                                   EXHIBIT 4.1









                          AGREEMENT AND PLAN OF MERGER

                                  BY AND AMONG

                               GARTNER GROUP, INC.

                                    G2R, INC.

                                       AND

                                   GRAHAM KEMP




                          DATED AS OF DECEMBER 23, 1998
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                  5.1      Registration.

                           (a)      Within forty-five (45) days following the
Effective Time, Gartner shall prepare and file with the SEC a Registration Statement on Form S-3 (the "S-3") to register under the Securities Act of 1933 (the "1933 Act") all shares of Gartner Common Stock issued in connection with the Merger. The Company shall provide to Gartner and its counsel for inclusion in the S-3, in form and substance reasonably satisfactory to Gartner and its counsel, such information concerning the Company and its shareholders as Gartner or its counsel may reasonably request. Gartner shall use its reasonable commercial efforts to respond to any comments of the SEC, with the reasonable assistance and consent of the Company, to have the S-3 declared effective under 1933 Act as promptly as practicable after such filing, and to cause the prospectus incorporated therein to be mailed to the Company Shareholders who receive Gartner Common Stock on the Merger at the earliest practicable time after the S-3 has been declared effective by the SEC. Whenever any event occurs which should be set forth in an amendment or supplement to the S-3 filing, Gartner or the Company, as the case may be, shall promptly inform the other company of such occurrence and cooperate in filing with the SEC such amendment or supplement. Except as provided by Section 5.1(b), Gartner shall use reasonable commercial efforts to maintain the effectiveness of such S-3 until twelve (12) months following the Effective Time.

                           (b)      Gartner shall have the right, upon giving
notice of the exercise of such right (the "Delay Notice") to each Company Shareholder who receives Gartner Common Stock, to require the Company Shareholders not to sell any Gartner Common Stock pursuant to the S-3 filed pursuant to Section 5.1 for a reasonable period (as determined in good faith by the Board of Directors of Gartner (the "Board")) from the date on which such notice is given, if (i)(A) Gartner is engaged in or proposes to engage in discussions or negotiations with respect to, or has proposed or taken a substantial step to commence, or there otherwise is pending, any merger, acquisition, other form of business combination, divestiture, tender offer, financing or other transaction, or there is an event or state of facts relating to Gartner, in each case which is material to Gartner (as determined in good faith by the Board) (any such negotiation, step, event or state of facts being herein called a "Material Activity"), (B) in the reasonable judgment of the Board, after consultation with counsel, disclosure of such Material Activity would be necessary or advisable so as to permit the Gartner Common Stock to be sold in compliance with applicable laws and (C) such disclosure would, in the reasonable judgment of the Board, be adverse to the interests of Gartner, or
(ii) the Board, in its reasonable judgment, deems it necessary to file a post-effective amendment to the S-3 or to prepare a supplement to, or otherwise amend, the form of prospectus contained therein; and during any such period each Company Shareholder agrees not to sell any Gartner Common Stock under the S-3 for such period of time as the Board, upon the advice of counsel, may in good faith deem advisable.